Exhibit 12

	Fiscal Year Ended
	8/31/2012	8/31/2011	8/31/2010	8/31/2009	8/31/2008
Income before income taxes	$3,376	$4,294	$3,373	$3,164	$3,429
Add:
Minority Interests
Fixed charges	1,260	1,212	1,100	996	842
Amortization of capitalized interest	6	5	-	-	-
Less: Capitalized interest	(9)	(10)	(12)	(16)	(19)
Earnings as defined	$4,633	$5,501	$4,461	$4,144	$4,252

Interest expense, net of capitalized interest	$94	$77	$90	$91	$18
Capitalized interest	9	10	12	16	19
Portions of rentals representative of the interest factor	1,157	1,125	998	889	804
Fixed charges as defined	$1,260	$1,212	$1,100	$996	$841

Ratio of earnings to fixed charges	3.68	4.54	4.06	4.16	5.06